16003765

RMS

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 26 2016 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48431

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDELMAN & CO., LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 WEST BROWN DEER ROAD
(No. and Street)

MILWAUKEE	WI	53217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT EDELMAN 414-228-9314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, ROBERT EDELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDELMAN & CO., LTD, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARA SCHNEIDER
Notary Public
State of Wisconsin

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDELMAN & CO., LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

EDELMAN & CO., LTD.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders Of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Edelman & Co., Ltd., (a Wisconsin Corporation), as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Indiana Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edelman & Co., Ltd. as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Edelman & Co., Ltd.'s financial statements. The supplemental information is the responsibility of Edelman & Co., Ltd.'s management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 22, 2016

EDELMAN & CO., LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS

ASSETS		
Cash	$	127,907
Prepaid Income Tax		920
Deferred Tax Asset		5,500
TOTAL ASSETS		134,327

LIABILITIES AND STOCLHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		3,914
Accrued SEP Contribution		50,000
TOTAL LIABILITIES		53,914
STOCKHOLDERS' EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding		15,000
Retained earnings		65,413
TOTAL STOCKHOLDERS' EQUITY		80,413
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	134,327

EDELMAN & CO., LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(2,606)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		4,250
Deferred income taxes		(2,500)
Payroll tax receivable		4,092
Prepaid income taxes		(839)
Increase (decrease) in operating liabilities:		
Accounts payable		(1,002)
Accrued expenses		49,000
Net Cash Provided by Operating Activities		50,395
NET INCREASE IN CASH		50,395
CASH AT BEGINNING OF THE YEAR		77,512
CASH AT END OF THE YEAR	$	127,907

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES

Cash Paid During the Year for: Taxes	$	1,542

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Edelman & Co., Ltd. (the Firm) was formed on November 15, 1994 as a Corporation in the state of Wisconsin. The Firm is engaged in financial consulting on corporate mergers and acquisitions.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. Management provides for probable uncollectible accounts through a charge to earnings and a valuation allowance.

f. Advertising—The Firm's advertising costs are expensed as incurred. During 2015, there were no advertising costs incurred.

g. Income Taxes – Income taxes are calculated on taxable earnings at applicable rates. Taxable earnings may vary from financial statement earnings because income tax returns are filed on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns.

   The firm's federal and state income tax returns for 2012 through 2015 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 2: EMPLOYEE BENEFIT PLANS

The Firm has established a simplified employee pension plan (SEP). Contributions paid each year may not exceed 25% of the employee earnings. There were no contributions for 2015.

The Firm has a medical and dental expense reimbursement plan that reimburses employees for payment of health insurance premiums and medical and dental expenses..

NOTE 3: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and exchange Commission Uniform Net Capital Rule (Rule 15c301), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2015, the Firm's net capital was $73,993 which was $68,993 in excess of its minimum net capital requirement. There is a difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2015, see attached schedule for an explanation of the differences.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm uses office space located in the residence of the Firm's sole stockholder. The Firm is not charged for use of this space.

NOTE 5: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2015, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 6: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 7: COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Firm does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Firm is exempt from the provisions of that rule.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued.

EDELMAN & CO., LTD.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2015

SCHEDULE I

Total ownership equity from Statement of Financial Condition	$	80,413
less nonallowable assets from Statement of Financial Condition		6,420
Net capital before haircuts on securities positions		73,993
Haricuts on securities		-
Net Capital		73,993
Aggregate indebtedness		53,914
Net capital required based on aggregate indebtedness (6-2/3%)		3,596
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess Net Capital		68,993
Total aggregate indebtedness		
(a) - 10% of total aggregate indebteness		5,391
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	67,993
Percentage of Aggregate Indebtedness to Net Capital		72.86%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Stockholder of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Edelman & Co., Ltd. as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered of Edelman & Co., Ltd.'s Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Indiana Securities LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Edelman & Co., Ltd.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed of Edelman & Co., Ltd. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because of Edelman & Co., Ltd. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Edelman & Co., Ltd. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that of Edelman & Co., Ltd.'s practices and procedures, as described in the second paragraph of this report, were adequate at February 1, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
February 25, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Stockholder of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part 11A filing.

Conclusion: There were material differences between the audited and unaudited net capital computation. The only difference was the provision for income taxes. See attached schedule for an explanation of those difference.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
February 22, 2016

EDELMAN & CO., LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS	Per FOCUS Report (Unaudited)	Per Audit Report	Difference	Explanation
Cash	$ 127,907	$ 127,907	$ -	
Receivables from non-customers	4,250	-	(4,250)	(A)
Other assets	3,920	6,420	2,500	(B)
TOTAL ASSETS	136,077	134,327	(1,750)	(CC)
LIABILITIES				
Accounts payable and accrued expenses	4,914	3,914	(1,000)	(C)
Accrued expenses	-	50,000	50,000	(B)
TOTAL LIABILITIES	4,914	53,914	49,000	(AA)
STOCKHOLDERS' EQUITY				
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding	15,000	15,000	-	
Retained earnings	116,163	65,413	(50,750)	(BB)
TOTAL STOCKHOLDERS' EQUITY	131,163	80,413	(50,750)	(BB)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 136,077	$ 134,327	$ (1,750)	(CC)

AGGREGATE INDEBTEDNESS COMPUTATION

Total Liabilities from Statement of Financial Condition	4,914	53,914	49,000	(AA)
Total Aggregate Indebtedness	4,914	53,914	49,000	(AA)
(6 2/3% of aggregate indebtedness)	328	3,594	3,267	

NET CAPITAL EQUITY

Total Ownership Equity	131,163	80,413	(50,750)	(BB)
Nonallowable assets from Statement of Financial Condition	8,170	6,420	(1,750)	(CC)
Net Capital	122,993	73,993	(49,000)	(AA)

Explanations

(A) - wrote of old outstanding receivables

(B) - adjustment for accrued federal and state income taxes, including deferred tax assets and liabilities

(C) - adjustment for payroll tax liabilities and deferred income tax liability

(AA) - combined adjustment to liabilities (C) and (D)

(BB) - combined change to net income, for adjustments to tax accrual and payroll liabilities

(CC) - combined adjustments to assets (A) and (B)

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholder of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by of Edelman & Co., Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Edelman & Co., Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T. Edelman & Co., Ltd.'s management is responsible Edelman & Co., Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
February 22, 2016

Edelman & Co., Ltd.

February 22, 2016

To Whom it May Concern:

Pursuant to an agreement dated April 11, 2000 (the "Agreement") relating to membership in the National Association of Securities Dealers, Inc. and its successor, FINRA, Edelman & Co., Ltd. ("Ltd.") operates its business pursuant to SEC Rule 15c3-3(k)(2)(i), does not hold customer funds or safekeep customer securities, has not done so at any time, and does not anticipate doing so. Edelman is an investment banking firm engaged in mergers and acquisitions advisory services and other strategic financial advisory services. There is not and has not at any time been any special account for holding customer funds or safekeeping customer securities. There have not been any exceptions to the exemption over the most recent fiscal year.

Sincerely,

Robert H. Edelman
President

333 WEST BROWN DEER ROAD • MILWAUKEE, WISCONSIN 53217
TELEPHONE 414-228-9314 FAX 414-228-9682
rhe@edelmancoltd.com

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Edelman & Co., Ltd.
Milwaukee, Wisconsin

We have examined Edelman & Co., Ltd.'s statements, included in the accompanying Exemption Report, that (1) Edelman & Co., Ltd.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) Edelman & Co., Ltd.'s internal control over compliance was effective as of December 31, 2015; 3) Edelman & Co., Ltd. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2015; and (4) the information used to state that Edelman & Co., Ltd. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Edelman & Co., Ltd.'s books and records. Edelman & Co., Ltd.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Edelman & Co., Ltd. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of Edelman & Co., Ltd. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Edelman & Co., Ltd.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Edelman & Co., Ltd.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; Edelman & Co., Ltd. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was as derived from Edelman & Co., Ltd.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Edelman & Co., Ltd.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Edelman & Co., Ltd.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Edelman & Co., Ltd.'s statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 22, 2016